Exhibit 99.5

Reconciliation of Canadian GAAP to United States GAAP

We, our and BCE means BCE Inc., its subsidiaries and joint ventures.

Our annual consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This reconciliation of Canadian GAAP to United States GAAP should be read in conjunction with our annual consolidated financial statements for the year ended December 31, 2009. We believe that this reconciliation reflects all adjustments (consisting of normal recurring adjustments) necessary to present fairly the results for the years shown. Material differences between Canadian GAAP and United States GAAP are quantified and described below:

Consolidated Statements of Operations

For the year ended December 31
(in $ millions, except share amounts)	2009	2008	2007
Earnings from continuing operations – Canadian GAAP	1,749	1,033	3,959
Differences
Cost of revenue, exclusive of depreciation and amortization
Leases (i)	–	(19)	(8)
Selling, general and administrative expenses
Deferred costs and finite-life intangible assets (a)	–	–	(3)
Employee benefit plans (b)	(253)	39	32
Depreciation and amortization
Deferred costs and finite-life intangible assets (a) (p)	3	12	16
Capitalized interest (g)	(76)	(67)	(62)
Leases (i)	–	15	7
Restructuring and other (a)	7	–	–
Other (expense) income
Income from joint ventures (d)	–	(7)	176
Business combinations (p)	103	–	–
Net change in unrealized gains and losses on derivatives (e)	–	–	(4)
Sale of businesses (f)	(2)	–	(23)
Interest expense (g)	100	108	112
Income taxes
Tax effect of the above items	77	(26)	(91)
Unrecognized tax benefits (h)	(93)	(58)	(240)
Non-controlling interest (p)	333	323	332
Earnings from continuing operations – U.S. GAAP	1,948	1,353	4,203
Discontinued operations – Canadian GAAP	(11)	(90)	98
Difference (d) (f) (p)	(9)	(3)	38
Discontinued operations U.S. GAAP	(20)	(93)	136
Net earnings – U.S. GAAP	1,928	1,260	4,339
Net earnings attributable to the non-controlling interest (p)	(317)	(318)	(487)
Net earnings attributable to BCE	1,611	942	3,852
Dividends on preferred shares – Canadian and U.S. GAAP	(107)	(124)	(131)
Net earnings attributable to BCE common shareholders – U.S. GAAP	1,504	818	3,721
Net earnings per common share – basic, U.S. GAAP
Continuing operations	1.97	1.13	4.45
Discontinued operations	(0.02)	(0.11)	0.17
Net earnings	1.95	1.02	4.62
Net earnings per common share – diluted, U.S. GAAP
Continuing operations	1.97	1.13	4.44
Discontinued operations	(0.02)	(0.11)	0.17
Net earnings	1.95	1.02	4.61
Average number of common shares outstanding – basic (millions)	772.9	805.8	804.8

Consolidated Statements of Comprehensive Income

For the year ended December 31
(in $ millions)	2009	2008	2007
Other comprehensive income (loss), net of income taxes and non-controlling interest – Canadian GAAP	53	(29)	63
Difference
Net change in gains and losses on derivatives designated as cash flow hedges (e) (p)	9	(3)	2
Employee benefit plans (b) (c) (p)	(121)	(725)	599
Other comprehensive income (loss), net of income taxes – U.S. GAAP	(59)	(757)	664
Net earnings – U.S. GAAP	1,928	1,260	4,339
Comprehensive income – U.S. GAAP	1,869	503	5,003
Comprehensive income attributable to non-controlling interest (p)	(345)	(183)	(522)
Comprehensive income attributable to BCE – U.S. GAAP	1,524	320	4,481

Consolidated Statements of Accumulated Other Comprehensive Loss

For the year ended December 31
(in $ millions)	2009	2008
Currency translation adjustment	(2)	(2)
Available-for-sale financial assets and derivatives designated as cash flow hedges (e) (p)	80	18
Employee benefit plans (b) (c) (p)
Net actuarial losses	(2,186)	(2,090)
Net past service costs	43	68
Net transitional obligations	(2)	(2)
Accumulated other comprehensive loss – U.S. GAAP	(2,067)	(2,008)
Accumulated other comprehensive income attributable to non-controlling interest (p)	482	510
Accumulated other comprehensive income attributable to BCE – U.S. GAAP	(1,585)	(1,498)

Consolidated Balance Sheets

At December 31		2009			2008
	Canadian		U.S.	Canadian		U.S.
(in $ millions)	GAAP	Differences	GAAP	GAAP	Differences	GAAP
ASSETS
Current assets
Cash and cash equivalents	687	–	687	3,052	–	3,052
Accounts receivable	1,605	–	1,605	1,826	–	1,826
Future income taxes (p)	110	(7)	103	86	–	86
Inventory	448	–	448	272	–	272
Prepaid expenses	296	–	296	249	–	249
Other current assets	137	–	137	54	–	54
Current assets of discontinued operations	1	–	1	39	–	39
Total current assets	3,284	(7)	3,277	5,578	–	5,578
Capital assets
Property, plant and equipment (i) (g) (p)	19,441	624	20,065	19,406	586	19,992
Finite-life intangible assets (a) (g) (p)	2,541	110	2,651	2,693	51	2,744
Indefinite-life intangible assets (p)	3,803	4	3,807	3,697	–	3,697
Total capital assets	25,785	738	26,523	25,796	637	26,433
Other long-term assets (m) (p)	3,207	(2,276)	931	2,610	(1,874)	736
Goodwill (f) (p)	5,774	94	5,868	5,659	64	5,723
Non-current assets of discontinued operations	–	–	–	20	–	20
Total assets	38,050	(1,451)	36,599	39,663	(1,173)	38,490
LIABILITIES
Current liabilites
Accounts payable and accrued liabilites (p)	3,716	(29)	3,687	3,528	–	3,528
Interest payable	113	–	113	139	–	139
Dividends payable	354	–	354	337	–	337
Debt due within one year (i) (k)	600	11	611	2,201	12	2,213
Current liabilities of discontinued operations	3	–	3	22	–	22
Total current liabilities	4,786	(18)	4,768	6,227	12	6,239
Long-term debt (e) (i) (k)	10,299	25	10,324	10,099	25	10,124
Other long-term liabilities (m) (p)	4,942	115	5,057	4,946	110	5,056
Total liabilities	20,027	122	20,149	21,272	147	21,419
Non-controlling interest in subsidiaries (p)	1,049	(1,049)	–	1,080	(1,080)	–
EQUITY (l) (f) (p)
BCE shareholders’ equity
Preferred shares	2,770	–	2,770	2,770	–	2,770
Common shares (j)	12,921	(65)	12,856	13,525	(65)	13,460
Treasury stock	–	–	–	(86)	–	(86)
Contributed surplus (f) (p)	2,490	(1,538)	952	2,531	(1,540)	991
Accumulated other comprehensive income (loss)	92	(1,677)	(1,585)	39	(1,537)	(1,498)
(Deficit) retained earnings	(1,299)	2,182	883	(1,468)	2,309	841
Total BCE shareholders’ equity	16,974	(1,098)	15,876	17,311	(833)	16,478
Non-controlling interest in subsidiaries (p)	–	574	574	–	593	593
Total equity	16,974	(524)	16,450	17,311	(240)	17,071
Total liabilities and equity	38,050	(1,451)	36,599	39,663	(1,173)	38,490

Consolidated Statements of Cash Flows

For the year ended December 31
(in $ millions)	2009	2008	2007
Cash flows from operating activities – Canadian GAAP	4,884	5,909	5,730
Differences
Deferred costs (a)	–	–	(3)
Capitalized interest (g)	100	107	111
Income from joint ventures (d)	–	–	3
Cash flows from operating activities – U.S. GAAP	4,984	6,016	5,841
Cash flows used in investing activities – Canadian GAAP	(3,217)	(3,948)	(58)
Differences
Deferred costs (a)	–	–	3
Capitalized interest (g)	(100)	(107)	(111)
Income from joint ventures (d)	–	–	326
Cash flows (used in) from investing activities – U.S. GAAP	(3,317)	(4,055)	160
Cash flows used in financing activities – Canadian and U.S. GAAP	(4,044)	(1,559)	(3,914)
Cash flows (used in) from continuing operations – U.S. GAAP	(2,377)	402	2,087
Cash flows used in discontinued operations activities – U.S. GAAP (d)	(9)	(22)	(29)
Cash flows from discontinued investing activities – U.S. GAAP	11	27	19
Cash flows used in discontinued financing activities – U.S. GAAP	–	(2)	–
Net (decrease) increase in cash and cash equivalents	(2,375)	405	2,077
Cash and cash equivalents at beginning of period	3,063	2,658	581
Cash and cash equivalents at end of period	688	3,063	2,658
Consists of:
Cash and cash equivalents of continuing operations	687	3,052	2,646
Cash and cash equivalents of discontinued operations	1	11	12
Total	688	3,063	2,658

All amounts are in millions of Canadian dollars, except where noted.

(a) Deferred Costs and Finite-life Intangible Assets

Under Canadian GAAP, certain expenses, such as development costs and pre-operating expenses, are deferred and amortized if they meet specified criteria. Under United States GAAP, these costs must be expensed as incurred.

(b) Employee Benefit Plans

Under United States GAAP, we recognize the funded status of benefit plans in the balance sheet by aggregating overfunded plans separately from underfunded plans and recording the resulting amounts as an asset and a liability, respectively. We also recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and past service costs or credits that arise during the period. Under Canadian GAAP, these amounts are not recorded on the balance sheet until the period in which they affect earnings.

Also, under Canadian GAAP, we recognize a pension valuation allowance for any excess of the accrued benefit asset over the related expected future benefit. Changes in the pension valuation allowance are recognized in the consolidated statement of operations. United States GAAP does not permit pension valuation allowances. Differences also arise from the use of the corridor method to amortize actuarial gains and losses for Canadian GAAP purposes.

(c) Post-Employment Benefits

In 2007, we announced the phase-out of other post-employment benefits for future retirees over the next 10 years. Under Canadian GAAP, this plan amendment reduces the unamortized transitional obligation and increases past service credits amortized over the expected average remaining service lives (EARSL) of affected employees. Under United States GAAP, this plan amendment was reflected as an increase in other comprehensive income (loss) of $209 million in June, 2007.

(d) Income from Joint Ventures

Under Canadian GAAP, we account for our interests in joint ventures using the proportionate consolidation method. Under United States GAAP, these interests would be accounted for using the equity method. This difference is not reflected in our United States GAAP reconciliation for those joint venture interests that qualify for the related accommodation provided by the United States Securities and Exchange Commission. Our joint venture interests accounted for using the proportionate consolidation method are not material to our financial position or results of operations.

Certain joint venture interests have been accounted for as discontinued operations under Canadian GAAP. Under United States GAAP, we must continue to reflect these investments in continuing operations. Our proportionate interest in joint venture results of operations and any gain or loss on disposal are reclassified from discontinued operations under Canadian GAAP to continuing operations under United States GAAP.

(e) Derivative Instruments and Hedging Activities

Under Canadian GAAP, foreign-currency derivatives embedded in a non-financial instrument host contract are not bifurcated and separately accounted for when specified conditions are met.

Differences may also arise with respect to the measurement of hedge ineffectiveness recorded in earnings.

(f) Sale of Businesses, Business Combinations and Goodwill

Under Canadian GAAP, certain business combinations have been accounted for at the carrying value of the underlying assets and liabilities exchanged, whereas under United States GAAP such transactions were recorded on a fair value basis. Also, differences between Canadian GAAP and United States GAAP may cause corresponding differences in the carrying values of the net assets of businesses sold, including those classified as discontinued operations. Changes in our ownership interest in these businesses will cause a corresponding difference in any resulting gains or losses.

BCE’s ownership interest in Bell Aliant was reduced through a distribution of trust units by way of a return of capital to holders of BCE Inc. common shares on July 10, 2006. This distribution resulted in an increase in contributed surplus of $1,547 million for Canadian GAAP. For United States GAAP purposes, the distribution of trust units is deemed to have occurred at fair value, with the resulting gain recognized in earnings. Therefore, the increase in contributed surplus under Canadian GAAP, adjusted for previously existing United States and Canadian GAAP differences, was recorded as a gain on distribution of trust units in earnings from continuing operations for United States GAAP purposes.

(g) Capitalized Interest

Under Canadian GAAP, we capitalize interest for significant assets under construction. Under United States GAAP, borrowing costs must be capitalized for all assets under construction.

(h) Income Taxes

Under United States GAAP an income tax position is recognized when it is more likely than not that it will be sustained upon examination based on its technical merits, and is measured as the largest amount that is greater than 50% likely to be realized upon settlement. Under Canadian GAAP, we recognize and measure income tax positions, including any related accruals for interest and penalties, based on our best estimate of the amount that is more likely than not to be realized.

BCE and its subsidiaries are subject to either Canadian federal and provincial income tax, United States federal, state or local income tax. BCE has substantially concluded all Canadian federal and provincial income tax matters for taxation years through 2000. Canadian federal income tax returns for taxation years 2001 through 2008 are currently under examination by the Canada Revenue Agency, which to date has not proposed any significant adjustments. No material matters pertaining to United States federal, state or local income tax matters are currently outstanding.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in $ millions)
Balance at January 1, 2009	662
Increases based on tax positions related to the current year	12
Increase for tax positions of prior years	188
Decrease for tax positions of prior years	(151)
Balance at December 31, 2009	711

The balance of $711 million at December 31, 2009 includes $290 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty as to the timing of such deductibility. The disallowance of a shorter deductibility period would not affect the effective tax rate, except with respect to interest and penalties and the impact of declining income tax rates. The remaining $421 million of unrecognized tax benefits would, if recognized, favourably affect the effective income tax rate in future periods. Subject to the results of audit examinations by taxing authorities and to legislative amendments, BCE does not anticipate adjustments to the amount of unrecognized tax benefits during the next twelve months that would have a material impact on its financial statements.

BCE records interest and penalties related to income tax positions in income tax expense. For the year ended December 31, 2009, BCE recognized nil in interest and penalties (2008 – $31 million and 2007 – $15 million). BCE had accrued $173 million for interest and nil for penalties at December 31, 2009 and $175 million and nil respectively, at December 31, 2008 and $144 million and nil respectively, at December 31, 2007.

(i) Leases

Under United States GAAP, leases entered into during the last 25% of the total estimated economic life of the leased asset are classified as operating leases unless we expect to obtain ownership of the leased asset by the end of the lease term. Under Canadian GAAP, we account for such leases as capital leases when we obtain substantially all of the benefits and risks incident to ownership of the leased asset.

(j) Share Issue Costs

Under United States GAAP, share issue costs are recorded as a reduction of the proceeds raised from the issuance of capital stock, whereas under Canadian GAAP we charge share issue costs to deficit.

(k) Debt Issue Costs

Under United States GAAP, debt issue costs incurred in connection with the issuance of debt securities or other long-term borrowings are recorded as deferred charges and amortized over the term of the debt. Under Canadian GAAP, these costs are classified with the corresponding debt on the balance sheet.

(l) Changes in Equity

For the year ended December 31, 2009 (in $ millions)	Total	Preferred shares	Common shares, net	Contributed surplus	Accumulated other comprehensive income	Retained earnings	Non- controlling interest
Beginning balance	17,071	2,770	13,374	991	(1,498)	841	593
Net earnings	1,928					1,611	317
Other comprehensive income
Net change in gains (losses) on available-for sale financial assets and derivatives designated as cash flow hedges	62				53		9
Net change in currency translation adjustment	–				–		–
Employee benefit plans	(121)				(140)		19
Other comprehensive income	(59)
Net repurchase of BCE common shares	(808)		(520)	(44)		(244)
Dividends on BCE common and preferred shares	(1,325)					(1,325)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(369)						(369)
Other	12		2	5			5
	16,450	2,770	12,856	952	(1,585)	883	574
For the year ended December 31, 2008 (in $ millions)	Total	Preferred shares	Common shares, net	Contributed surplus	Accumulated other comprehensive income	Retained earnings	Non- controlling interest
Beginning balance	17,748	2,770	13,471	997	(876)	631	755
Net earnings	1,260					942	318
Other comprehensive income
Net change in gains (losses) on available-for sale financial assets and derivatives designated as cash flow hedges	(34)				(31)		(3)
Net change in currency translation adjustment	2				2		–
Employee benefit plans	(725)				(593)		(132)
Other comprehensive income	(757)
Net repurchase of BCE common shares	(178)		(153)	(5)		(20)
Dividends on BCE common and preferred shares	(712)					(712)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(366)						(366)
Other	76		56	(1)			21
	17,071	2,770	13,374	991	(1,498)	841	593

(m) Other Long-Term Assets and Other Long-Term Liabilities

At December 31, (in $ millions)	2009	2008
Other long-term assets
Deferred costs (a)	(3)	(7)
Employee benefit plans (b)	(3,213)	(2,763)
Future income taxes (h) (p)	889	854
Debt issue costs (k)	51	42
	(2,276)	(1,874)
At December 31, (in $ millions)	2009	2008
Other long-term liabilities
Employee benefit plans (b)	138	236
Future income taxes and unrecognized tax benefits (h) (p)	(23)	(126)
	115	110

(n) Guarantees

Under Canadian GAAP, guarantees do not include indemnifications against intellectual property right infringement. Under United States GAAP, these indemnifications are included in guarantees. At December 31, 2009, such indemnifications amounted to $45 million (2008 – $71 million), of which $15 million expires in 2010, $5 million in 2011, nil in 2012, $20 million in 2013, and $5 million with an indefinite term. We also have guarantees where no maximum potential amount is specified.

(o) Fair Value of Financial Instruments

The following table shows a comparison between the carrying value and fair value of our long-term debt and derivative financial instruments.

	December 31, 2009		December 31, 2008
(in $ millions)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt due within one year	558	565	1,967	1,984
Long-term debt	10,324	10,926	10,124	9,393
Derivative financial instruments, net asset (liability) position
Forward contracts – BCE Inc. shares	35	35	(10)	(10)
Currency contracts	(128)	(128)	(3)	(3)
Interest rate swaps	68	68	116	116

(p) Recently Adopted Accounting Changes

Effective January 1, 2009, we prospectively adopted the amendments to the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 805 (ASC 805) (originally issued as FASB Statement No. 141 (revised 2007), Business Combinations). The most significant changes resulting from the adoption of the amendments to ASC 805 include:

  100% of the fair value of assets acquired, liabilities assumed, and non-controlling interest is recognized in acquisitions of less than a 100% controlling interest in an acquired entity when the acquisition results in a change in control of the acquired entity;

  Contingent consideration arrangements are recognized at their acquisition-date fair values;

  Acquisition-related transaction costs are expensed as incurred; and

  Acquisition-related restructuring costs are accrued and included in the purchase price allocation only if certain criteria are met as of the acquisition date.

During the year ended December 31, 2009, under United States GAAP, we recorded income of $103 million (net of transaction costs of $7 million and directly related restructuring costs incurred of $5 million), comprised mainly of a gain on remeasurement of a preexisting equity interest in an entity in which we acquired a controlling interest during the period and a bargain purchase gain on a business combination completed during the period.

Also effective January 1, 2009, we adopted the amendments to ASC Subtopic 810-10 (originally issued as FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51). Under ASC 810-10, non-controlling interest in subsidiaries is presented in the consolidated balance sheets as a separate component of equity. Changes in ownership interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions instead of resulting in dilution gains or losses recorded through income. Changes in ownership interests that result in a loss of control and require deconsolidation trigger full gain or loss recognition by measuring any remaining ownership interests at fair value. ASC 810-10 also requires that net earnings reported in the consolidated statements of operations and other comprehensive income include amounts attributable to the non-controlling interest. The amendments to ASC 810-10 have been applied prospectively, except for the presentation and disclosure requirements which have been applied retroactively. Net earnings include net earnings attributable to non-controlling interest of $317 million, $318 million and $487 for the year ended December 31, 2009, 2008 and 2007 respectively. Total equity includes non-controlling interest in subsidiaries of $574 million and $593 million at December 31, 2009 and December 31, 2008, respectively.

In April 2009, the FASB issued amendments to ASC 820-10 (originally issued as Staff Position No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly). ASC 820-10 provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. The adoption of the amendments to ASC 820-10 did not have a material impact on our financial position or results of operations.

In August 2009, the FASB issued amendments to ASC Subtopic 820-10, Fair Value Measurements and Disclosures – Overall, for the fair value measurement of liabilities. The amendments provide clarification that in circumstances in which quoted prices in an active market for the identical liability is not available, fair value should be measured using one of the following techniques:

1.	A valuation technique that uses:
	a.	The quoted price of the identical liability when traded as an asset
	b.	Quoted prices for similar liabilities or similar liabilities when traded as assets.
2.	Another valuation technique that is consistent with the principles of Topic 820.

The adoption of the amendments to ASC Subtopic 820-10 did not have a material impact on our financial position or results of operations.

(q) Future Accounting Changes

In June 2009, the FASB amended Topic 810, Consolidation, to change the way entities account for transfers of financial assets and determine what entities must be consolidated, including the removal of the concept of a Qualifying Special-Purpose Entity (QSPE) from FASB Statement 140.

We are currently evaluating the impact of adoption of the amendments to Topic 810, effective for years beginning after November 15, 2009.

In October 2009, the FASB amended Topic 605, Revenue Recognition, to address certain aspects of accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, amending the previous guidance under Subtopic 605-25, Revenue Arrangements with Multiple Deliverables. The amendments require a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method, thus prohibiting the use of the residual method. The amendments to Topic 605 also change the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available.

The amendments to Topic 605 may be applied prospectively and must be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after June 15, 2010. Early adoption is permitted.

We are currently evaluating the impact and effective date of adoption of the amendments to Topic 605.